United States securities and exchange commission logo





                              January 12, 2023

       Richard Miller
       Chief Executive Officer
       SRM Entertainment, Inc.
       1061 E Indiantown Road, Suite 110
       Jupiter, FL 33477

                                                        Re: SRM Entertainment,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
14, 2022
                                                            CIK No. 0001956744

       Dear Richard Miller:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted on December 14, 2022

       Our Market Opportunity, page 3

   1. We note your disclosure that you believe the government segment represents additional growth for you. Please
elaborate your plans with respect to government segment of
                                                        business.
       Risk Factors, page 21

   2. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on
third-party products, software, or services used in your products, services, or business and how a
cybersecurity incident in your supply chain could impact your business. Discuss the
measures you have taken to mitigate these risks.
 Richard Miller
SRM Entertainment, Inc.
January 12, 2023
Page 2
Our amended and restated articles of incorporation will contain exclusive forum provisions that may discourage lawsuits, page 44

3. We note that your forum selection provision identifies a state court located within the
         State of Nevada or, if no state court located within the State of Nevada has jurisdiction, the federal district court for the District of Nevada as the exclusive forum for certain
         litigation, including any    derivative action.    Please disclose
whether this provision applies
         to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange
         Act.
Capitalization, page 47

4.       Revise the table to present an    actual    column reflecting the
amounts from the registrant's
         balance sheet as of September 30, 2022. In addition, please revise the "combined" column to show a "pro forma combined" column that reflects the impact of the December 2022 consummation of the Exchange Agreement in which the operating entity,
SRM
         Entertainment Limited, was combined with the registrant. Further, revise the introductory paragraphs and include appropriate footnotes to reflect your revised presentation.
5. Tell us the date on which the transactions related to the Exchange Agreement were consummated.
Dilution, page 48
FirstName LastNameRichard Miller
6. In the table on page 49 the Total Consideration column appears to be incorrectly labeled
Comapany    NameSRM
       as showing       Entertainment,
                    amounts  in thousandsInc.
                                           of dollars, but the amounts
presented are in actual
Januarydollars.
        12, 2023Please
                   Pagerevise,
                        2      or advise us.
FirstName LastName
 Richard Miller
FirstName  LastNameRichard Miller
SRM Entertainment, Inc.
Comapany
January 12,NameSRM
            2023     Entertainment, Inc.
January
Page 3 12, 2023 Page 3
FirstName LastName
Selected Combined Financial Data, page 50

7. We note that you present selected combined financial data here and that you include management's discussion and analysis based on that combined financial data. However, the combined data included on pages 51 and 52 does not appear to reflect any amounts reported on the financial statements of SRM Entertainment Inc. Please address the following:

                Reconcile for us the amounts presented on the combined balance sheet data as of
              September 30, 2022 to the balance sheets of SRM Entertainment Inc. and SRM
              Entertainment Limited at that same date. Provide a similar reconciliation for the combined statement of operations for the interim period ended September 30, 2022.

                To the extent that you submit an amendment to the draft registration statement prior to the date on which an update to your financial statements is required by Rule 8-08
              of Regulation S-X, please revise to include supporting pro forma financial statements
              compliant with Article 11 of Regulation S-X that reflect the consummation of the
              Exchange Agreement transactions and the combination of SRM
Entertainment Inc.
              and SRM Entertainment Limited. Clearly explain how you accounted for the
              transactions that resulted in the combined financial statements, referencing the
              appropriate accounting guidance, and cross-referencing all pro forma adjustments to
              descriptive footnotes. Alternatively, expand the unaudited pro forma condensed
              combined financial statements beginning on page 53 to present that information (i.e.,
              add columns to show how you arrived at the amounts in the
historical    columns) and
              relabel the presentation as appropriate.
Business, page 67

8. Please disclose the types of agreements that you enter into with your retailers, distributors and other channel partners. Please file any material agreements as exhibits to your registration statement.
Business
How We Plan to Grow - Long-term Growth Strategy, page 68

9. Please revise the last paragraph on page 68 to correctly indicate that your sales for the year-to-date period ended September 30, 2022 were $5,199,807, and not $3,682,261 as currently disclosed.
 Richard Miller
FirstName  LastNameRichard Miller
SRM Entertainment, Inc.
Comapany
January 12,NameSRM
            2023     Entertainment, Inc.
January
Page 4 12, 2023 Page 4
FirstName LastName
How We Plan To Grow, page 68

10. Please revise to include disclosure on the current status of your research and development. Please elaborate on your timeline for certain products. For instance, please disclose timeline for adding "light up drinkware, stainless water bottles, plush back packs, melamine, and vinyl figures" and your timeline for adding integrating "Smart Toy"
         technology.
Intellectual Property, page 70

11. We note your reference to licensing relationships on page 67. Please disclose the scope and term of any material license agreements and file any material license agreements as exhibits to your registration statement. Please also disclose the duration and scope of patents that are material to your business.
Sales, page 70

12. We note your disclosure that you sell your products to customers throughout the world.
         Please revise to disclose the country where a majority of your sales are attributed to.
13. We note you disclose your target market for domestic sales. Please revise to disclose your target market for international sales.
Executive Compensation, page 76

14. Please update your compensation disclosure as of the fiscal year ended December 31,
         2022.
Financial Statements of SRM Entertainment, Inc.
Statement of Changes in Shareholders    Equity, page F-5

15. We note from page 4 that in November and December 2022, SRM Entertainment, Inc.
         entered into subscription agreements pursuant to which you issued an aggregate of
         1,700,000 outstanding shares of common stock to certain founders of the registrant. Please explain to us, and revise Note 4 to describe the circumstances relating to your issuance of these shares and to disclose why you have reflected the transactions in the financial statements of SRM Entertainment, Inc. as of and for the period ended September 30,
         2022. Cite the accounting guidance on which you relied. Revise all other sections of the filing, as appropriate, to eliminate any inconsistencies in your disclosure.
Note 5 - Acquisition of SRM Entertainment Limited by Jupiter Wellness and ..., page F-10

16. You disclose here that on November 30, 2020, Jupiter Wellness, Inc. acquired SRM
         Entertainment Limited. Please revise your disclosure throughout the filing to consistently disclose the correct date of this transaction. For example, on pages 3 and 67 you indicate that the transaction occurred in November 2019.
 Richard Miller
SRM Entertainment, Inc.
January 12, 2023
Page 5
17. In this regard, we note several inconsistences and typographical errors throughout the filing. For example, on page F-15 you show the statement of cash flows adjustment
         related to accrued liabilities as    $40,8834   ; on page F-20 you
disclose an allowance for
         doubtful collections at December 31, 2021 of $0 while on page F-27 you disclose an amount of $104,851; and the amounts disclosed for prepaid expenses and deposits on page
         F-20 are not consistent with the amounts shown on pages F-21 and F-29. In addition, on page 60 you refer to amounts reported as of December 31, 2017 instead of December 31,
         2021; on page 64 you refer to your    unaudited    financial
statements for the year ended
         December 31, 2021 and 2020; and on page 104 you refer to the financial statements of SRM Entertainment Limited as of December 31, 2021 and 2022 instead of December
         31, 2021 and 2020. Please revise the filing throughout to eliminate these and other inconsistencies and errors.
Note 7 - Subsequent Events, page F-11

18. We note your disclosure that you entered into a stock exchange agreement with Jupiter
         Wellness, Inc. in December 2022 where you exchanged 7,300,000 shares of your common stock for two ordinary shares of SRM Entertainment, Limited representing all of the issued and outstanding shares of SRM Entertainment, Limited. Please revise to disclose your accounting for the transaction and to describe any resulting changes to the presentation of your financial statements in periods following consummation of the transaction. Tell us the accounting guidance on which you relied. Recent Sale of Unregistered Securities, page II-2

19. Please indicate the section of the Securities Act of the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.
Exhibits

20. We note you have not yet entered into employment agreements with your executive officers, but you intend to do so. When you do so, please be sure to file these agreements as exhibits.
General

21. We note your risk factor disclosure related to the COVID-19 pandemic. Please disclose
       (1) whether your business segments, products, lines of service, products, lines of service,
FirstName LastNameRichard Miller
       projects, or operations are materially impacted by the pandemic-related lockdowns in
Comapany
       ChinaNameSRM
              and (2) theEntertainment, Inc. demand declines in China. In addition, discuss any impact of consumer
Januarysteps you are
         12, 2023    taking
                  Page 5 to mitigate adverse impacts to your business. FirstName LastName
 Richard Miller
FirstName  LastNameRichard Miller
SRM Entertainment, Inc.
Comapany
January 12,NameSRM
            2023     Entertainment, Inc.
January
Page 6 12, 2023 Page 6
FirstName LastName
22. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions especially in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:
             Suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores;
              reduced headcount; or delayed projects;
             Experience labor shortages that impact your business;
             Experience cybersecurity attacks in your supply chain;
             Experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             Experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             Be unable to supply products at competitive prices or at all; or Be exposed to supply chain risk in light of the effectiveness of the UFLPA
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
23. We note your disclosure on the cover page that you will not consummate the offering or distribution if your common stock is not approved for listing. Please update your disclosures on the cover page, pages 20, 43 and 102 to clarify that your offering and distribution is contingent on final approval of your NASDAQ listing.

       You may contact Stephany Yang at 202-551-3167 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing